Exhibit 99.5

FORM OF

LETTER TO BENEFICIAL HOLDERS

STEMCELLS, INC.

Subscription Rights to Shares of Common Stock of StemCells, Inc.

[            ], 2016

To our Clients:

This letter is being distributed to our clients who are holders of StemCells, Inc. (the “Company”) common stock, $0.01 par value per share (the “Common Stock”) or Company warrants (the “Warrants”), as of 5:00 p.m., Eastern Time, on [            ], 2016 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Subscription Rights”) to subscribe for and purchase shares of Common Stock. Each Subscription Right entitles the holder to [            ] share of the Company’s Common Stock. The Subscription Rights and Common Stock are described in the prospectus dated [            ], 2016 (a copy of which accompanies this notice) (the “Prospectus”).

Pursuant to the Rights Offering, the Company is issuing Subscription Rights to subscribe for up to [            ] shares of Common Stock on the terms and subject to the conditions described in the Prospectus, at a subscription price of $[            ] per share of Common Stock (the “Subscription Price”).

The Subscription Rights may be exercised at any time during the subscription period, which commences on [            ], 2016 and ends at 5:00 p.m., Eastern Time, on [            ], 2016, unless extended in the sole discretion of the Company (as it may be extended, the “Expiration Date”).

As described in the Prospectus, holders will receive [            ] Subscription Right for every [            ] shares of Common Stock owned on the Record Date, evidenced by non-transferable Subscription Rights certificates (the “Subscription Rights Certificates”). Each Subscription Right entitles the holder to purchase [            ] share of Common Stock at the Subscription Price (the “Basic Subscription Right”).

Holders who fully exercise their Basic Subscription Right will be entitled to subscribe for additional shares of Common Stock that remain unsubscribed as a result of any unexercised Basic Subscription Right (the “Over-Subscription Privilege”) pursuant to the terms and conditions of the rights offering. Subject to stock ownership limitations described in the Prospectus, if sufficient shares of Common Stock are available, all Over-Subscription Privilege requests will be honored in full. If the Over-Subscription Privilege requests exceed the remaining shares available, the remaining shares will be allocated pro-rata among holders who over-subscribe based on the number of shares of Common Stock and Warrants owned by all holders exercising the Over-Subscription Privilege. If this pro rata allocation results in any holders receiving a greater number of shares than the holder subscribed for, then such holder will be allocated only the number of shares for which the holder oversubscribed, and the remaining shares will be allocated among all holders exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all shares have been allocated.

The Company will not issue fractional shares. Fractional shares resulting from the exercise of the Basic Subscription Rights and the Over-Subscription Privileges will be eliminated by rounding down to the nearest whole share. Any excess subscription payment received by the Subscription Agent will be returned, without interest or penalty, within 10 business days following the expiration of the Offering.

Unless we otherwise agree in writing, a person or entity, together with related persons or entities, may not exercise subscription rights (including over-subscription privileges) that, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning in excess of 19.9% of our issued and outstanding shares of common stock following the closing of the transactions contemplated by this rights offering.

Enclosed are copies of the following documents:

1.	Prospectus

2.	Form of Beneficial Owner Election Form

3.	Instructions For Use of Subscription Rights Certificates

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK OR WARRANTS HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES OF SUBSCRIPTION RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus and other materials. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Subscription Rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Subscription Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 p.m., Eastern Time, on the Expiration Date. You are encouraged to forward your instructions to us before the Expiration Date to allow us ample time to act upon your instructions. A holder cannot revoke the exercise of a Subscription Right.

If you wish to have us, on your behalf, exercise the Subscription Rights for any shares of Common to which you are entitled, please so instruct us by timely completing, executing, and returning to us the Beneficial Owner Election Form enclosed with this notice.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC., THE INFORMATION AGENT, TOLL-FREE AT (855) 793-5068.